Exhibit 99.42

Akumin Inc. Announces Third Quarter 2019 Financial Results

November 14, 2019 – Toronto, ON – Akumin Inc. (TSX: AKU, AKU.U) (“Akumin” or the “Corporation”) announced today its financial results for the quarter ended September 30, 2019 (“Q3 Fiscal 2019”).

Summary Consolidated Financial Results (in thousands, except for per share amounts)

	3-month period ended Sep. 30, 2019	3-month period ended Sep. 30, 2018	9-month period ended Sep. 30, 2019	9-month period ended Sep. 30, 2018
RVUs	1,435	850	3,664	2,271
Revenue	68,874	39,131	170,410	109,331
EBITDA (1)	19,323	4,278	42,612	14,168
Adjusted EBITDA (1)	18,039	8,285	39,581	23,353
EPS – Diluted	0.03	0.00	0.05	0.05
Adjusted EPS - Diluted (1)	0.06	0.05	0.17	0.16

(1) See “Non-IFRS Measures” below.

Commenting on the Q3 Fiscal 2019 financial results, Riadh Zine, President and Chief Executive Officer of the Corporation, said, “The quarter ending September 30, 2019 represents another fiscal quarter of growth and financial performance in-line with management’s expectation, including revenue of $68.9 million and Adjusted EBITDA of $18.0 million.

“Akumin’s volume in Q3 Fiscal 2019 was approximately 1,435,000 RVUs, compared to approximately 850,000 RVUs in Q3 Fiscal 2018, an increase of 69%. On an organic volume basis, RVUs increased by 10% compared to Q3 Fiscal 2018. The Corporation reports the volume of procedures performed in its diagnostic imaging centers based on relative-value units, or RVUs, instead of the number of procedures. RVUs are a standardized measure of value used in the U.S. Medicare reimbursement formula for physician services which provides weighting to distinguish the complexity of different procedures.

“Q3 Fiscal 2019 includes partial contribution of the recently announced acquisition in El Paso, Texas, completed on August 16, 2019. In early October 2019, the Corporation also completed a tuck-in acquisition in West Palm Beach, Florida, which is not reflected in the quarter.”

Akumin would like to remind interested parties of the Corporation’s Third Quarter Fiscal 2019 Financial Results Call, to be held today from 8:30 a.m. to 9:00 a.m. Eastern Time. To access the conference call, dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. A related presentation will be available for download on Akumin’s website at https://akum.in/Q3-presentation. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation.

The Corporation has retained the services of Hinge Markets Inc., led by Jeffrey White, to provide investor relations services and to increase awareness of the Corporation and its activities with its existing and potential shareholders. Mr. White, founder of Hinge Markets Inc., and a lawyer by training, has spent more than 20 years in the capital markets as a professional and a senior executive in both corporate finance and institutional equity sales.

Unless otherwise indicated, all amounts are expressed in U.S. dollars. Certain metrics, including those expressed on an adjusted or comparable basis, are non-IFRS measures. See “Non-IFRS Measures” and “Selected Consolidated Financial Information” of this press release for further details. The Corporation’s consolidated financial statements for Fiscal 2018 and related management’s discussion and analysis are available under Akumin’s profile on SEDAR (www.sedar.com).

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under the International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” , “Adjusted net income (loss) attributable to shareholders of Akumin” and “Adjusted EPS – Diluted”. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts, and to determine components of management compensation. Definitions and reconciliations of non-IFRS measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated November 13, 2019 available at www.sedar.com.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Corporation before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, one-time adjustments and IFRS 16 impact on leases.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense (excluding IFRS 16 impact on depreciation and interest expense), taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 28, 2019, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White
Investor Relations
1-866-640-5222
jeffrey.white@akumin.com

< Financial tables follow. >

Selected Consolidated Financial Information

(in thousands)	Three-month period ended Sep 30, 2019	Three-month period ended Sep 30, 2018
Service fees - net of allowances and discounts	68,223	38,317
Other revenue	651	814
Revenue	68,874	39,131

Employee compensation	23,794	14,734
Reading fees	9,476	5,143
Rent and utilities	2,736	4,292
Third party services and professional fees	5,122	3,004
Administrative	3,253	1,779
Medical supplies and other expenses	1,797	1,383
Depreciation and amortization	8,142	2,577
Stock-based compensation	853	1,424
Interest expense	9,591	1,482
Settlement costs (recoveries)	(208)	(99)
Acquisition related costs	444	256
Financial instruments revaluation and other (gains) losses	1,693	2,426
Income before income taxes	2,181	730
Income tax provision (recovery)	(398)	24
Non-controlling interests	591	511
Net income attributable to shareholders of Akumin	1,988	195

Adjusted EBITDA (in thousands)	Three-month period ended Sep 30, 2019	Three-month period ended Sep 30, 2018
Revenue	68,874	39,131
Less:
Employee compensation	23,794	14,734
Reading fees	9,476	5,143
Rent and utilities	2,736	4,292
Third party services and professional fees	5,122	3,004
Administrative	3,253	1,779
Medical supplies and other expenses	1,797	1,383
IFRS 16 impact on leases	4,066	—
Sub-total	50,244	30,335
Non-controlling interests	591	511
Adjusted EBITDA	18,039	8,285
Adjusted EBITDA Margin	26%	21%

(in thousands)	Nine-month period ended Sep 30, 2019	Nine-month period ended Sep 30, 2018
Service fees - net of allowances and discounts	168,588	107,244
Other revenue	1,822	2,087
Revenue	170,410	109,331

Employee compensation	60,458	38,387
Reading fees	24,242	14,796
Rent and utilities	6,935	11,461
Third party services and professional fees	12,637	8,706
Administrative	8,898	6,361
Medical supplies and other expenses	4,939	4,105
Depreciation and amortization	20,907	6,849
Stock-based compensation	2,805	4,465
Interest expense	18,361	4,201
Impairment of property and equipment	—	638
Settlement costs (recoveries)	(1,439)	29
Acquisition related costs	2,994	920
Public offering costs	—	814
Financial instruments revaluation and other (gains) losses	3,745	2,319
Income before income taxes	4,928	5,280
Income tax provision	148	327
Non-controlling interests	1,584	2,162
Net income attributable to shareholders of Akumin	3,196	2,791

Adjusted EBITDA (in thousands)	Nine-month period ended Sep 30, 2019	Nine-month period ended Sep 30, 2018
Revenue\	170,410	109,331
Less:
Employee compensation	60,458	38,387
Reading fees	24,242	14,796
Rent and utilities	6,935	11,461
Third party services and professional fees	12,637	8,706
Administrative	8,898	6,361
Medical supplies and other expenses	4,939	4,105
IFRS 16 impact on leases	11,136	—
Sub-total	129,245	83,816
Non-controlling interests	1,584	2,162
Adjusted EBITDA	39,581	23,353
Adjusted EBITDA Margin	23%	21%

Reconciliation of Non-IFRS Measures

(in thousands)	Three-month period ended Sep 30, 2019	Three-month period ended Sep 30, 2018	Nine-month period ended Sep 30, 2019	Nine-month period ended Sep 30, 2018
Net income attributable to shareholders of Akumin	1,988	195	3,196	2,791
Income tax provision (recovery)	(398)	24	148	327
Depreciation and amortization	8,142	2,577	20,907	6,849
Interest expense	9,591	1,482	18,361	4,201
EBITDA	19,323	4,278	42,612	14,168
Adjustments:
Stock-based compensation	853	1,424	2,805	4,465
Impairment of property and equipment	—	—	—	638
Settlement costs (recoveries)	(208)	(99)	(1,439)	29
Acquisition-related costs	444	256	2,994	920
Public offering costs	—	—	—	814
Financial instruments revaluation and other (gains) losses	1,693	2,426	3,745	2,319
Sub-total	22,105	8,285	50,717	23,353
IFRS 16 impact on leases	(4,066)	—	(11,136)	—
Adjusted EBITDA	18,039	8,285	39,581	23,353
Revenue	68,874	39,131	170,410	109,331
Adjusted EBITDA Margin	26%	21%	23%	21%
Adjusted EBITDA	18,039	8,285	39,581	23,353
Less:
Depreciation and amortization	8,142	2,577	20,907	6,849
Interest expense	9,591	1,482	18,361	4,201
Add:
IFRS 16 impact on depreciation and interest expense	5,370	—	14,753	—
Sub-total	5,676	4,226	15,066	12,303
Effective tax rate (1)	24.3%	24.7%	24.3%	24.7%
Tax effect	1,376	1,043	3,654	3,038
Adjusted net income attributable to shareholders of Akumin	4,300	3,183	11,412	9,265

(1) Effective tax rate is the U.S. federal and state blended statutory tax rate estimated for Akumin for the period.